Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1, Canada Facsimile 1-866-249-7775 416-263-9524 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 X X X Form of Proxy—Special Meeting of Shareholders to be held on Monday, November 19, 2018 Meeting location: Thomson Reuters, 333 Bay Street, 29th Floor, Toronto, Ontario, Canada Time: 2:00 p.m. (Toronto time) Notes to Proxy Form 1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A proxyholder need not be a shareholder of Thomson Reuters Corporation. 2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy form. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy form with signing capacity stated. 3. This proxy form should be signed in the exact manner as the name appears on the proxy form. 4. If this proxy form is not dated, it will be deemed to bear the date on which it is mailed by Thomson Reuters to the holder. 5. The shares represented by this proxy form will be voted or withheld from voting as directed by the holder. In the absence of such directions, shares represented by proxy forms received by Management will be voted FOR the special resolution referred to in item 1 approving the plan of arrangement. 6. This proxy form should be read in conjunction with the Notice of Special Meeting of Shareholders and Management Proxy Circular. Information contained in or otherwise accessible Fold through the websites mentioned in this proxy form does not form part hereof, and the references to the websites are inactive textual references only. Proxy forms submitted must be received by Computershare by 5:00 p.m. (Toronto time) on November 15, 2018. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy form. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the individuals named on the reverse of this proxy form. Instead of mailing this proxy form, you may choose one of the two voting methods outlined above to vote this proxy form. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01FZ6C

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of Management. Appointment of Proxyholder I/We being holder(s) of common shares of Thomson Reuters Corporation hereby appoint: David Thomson, or failing him David W. Binet, both being directors of Thomson Reuters OR Print the name of the person you are appointing if it is someone else. as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees ? t) and to vote at such proxyholder’s discretion with respect to any amendments to matters referred to in the accompanying Notice of Special Meeting of Shareholders as well as all other matters that may properly come before the Special Meeting of Shareholders of Thomson Reuters to be held at Thomson Reuters, 333 Bay Street, Toronto, Ontario, Canada on Monday, November 19, 2018 at 2:00 p.m. (Toronto time), and at any adjournment or postponement thereof. The Board of Directors recommend that shareholders VOTE FOR item 1 below. For Against 1. Plan of Arrangement The special resolution, the full text of which is set forth in Appendix A to the management proxy circular of Thomson Reuters Corporation dated October 16, 2018 (the “Circular”), approving the plan of arrangement under Section 182 of the Business Corporations Act (Ontario) under which Thomson Reuters Corporation will (i) make a cash distribution of US$4.45 per common share, or approximately US$2.5 billion in the aggregate and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution, all as more particularly described in the Circular. Signature(s) Date Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. DD / MM / YY I/We hereby revoke any proxy previously given with respect to the Meeting. .